Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   31-Mar-2023

Amounts in USD

Dates

Collection Period No.		19		
Collection Period (from... to)	1-Mar-2023	31-Mar-2023		
Determination Date	13-Apr-2023			
Record Date	14-Apr-2023			
Distribution Date	17-Apr-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2023	17-Apr-2023	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2023	15-Apr-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	20,473,898.69	0.00	20,473,898.69	36.560533	0.000000
Class A-3 Notes	560,000,000.00	560,000,000.00	544,818,605.87	15,181,394.13	27.109632	0.972890
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**710,473,898.69**	**674,818,605.87**	**35,655,292.82**		
Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	751,050,872.74	715,395,579.92			
Yield Supplement Overcollateralization Amount	34,735,936.60	14,432,725.57	13,666,856.53			
Pool Balance	**1,657,814,898.58**	**765,483,598.31**	**729,062,436.45**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	3,582.93	0.006398	20,477,481.62	36.566931
Class A-3 Notes	0.460000%	214,666.67	0.383333	15,396,060.80	27.492966
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$297,332.93**		**$35,952,625.75**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	35,561,923.10	(1) Total Servicing Fee	637,903.00
Interest Collections	2,251,741.16	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	240,349.97	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	280,218.76		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	297,332.93
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	123,028.73	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**38,457,261.72**	(6) Regular Principal Distributable Amount	35,655,292.82
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**38,457,261.72**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,866,732.97
		Total Distribution	**38,457,261.72**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	637,903.00	637,903.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	297,332.93	297,332.93	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	3,582.93	3,582.93	0.00
thereof on Class A-3 Notes	214,666.67	214,666.67	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	297,332.93	297,332.93	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	35,655,292.82	35,655,292.82	0.00
Aggregate Principal Distributable Amount	35,655,292.82	35,655,292.82	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,110.49
minus Net Investment Earnings	13,110.49
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,110.49
Net Investment Earnings on the Collection Account	109,918.24
Investment Earnings for the Collection Period	123,028.73

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	765,483,598.31	31,332
Principal Collections	23,822,301.10	
Principal Collections attributable to Full Pay-offs	11,739,622.00	
Principal Purchase Amounts	0.00	
Principal Gross Losses	859,238.76	
Pool Balance end of Collection Period	729,062,436.45	30,705
Pool Factor	43.98%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.65%
Weighted Average Number of Remaining Payments	55.46	38.01
Weighted Average Seasoning (months)	9.86	29.59

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	724,843,605.11	30,591	99.42%
31-60 Days Delinquent	2,690,712.70	73	0.37%
61-90 Days Delinquent	1,063,277.12	29	0.15%
91-120 Days Delinquent	464,841.52	12	0.06%
Total	729,062,436.45	30,705	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.210%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	859,238.76	31	13,656,658.15	390
Principal Net Liquidation Proceeds	238,162.80		4,866,571.78	
Principal Recoveries	275,015.11		3,061,101.69	
Principal Net Loss / (Gain)	346,060.85		5,728,984.68	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.556%
Prior Collection Period	0.663 %
Second Prior Collection Period	1.012 %
Third Prior Collection Period	0.163 %
Four Month Average	0.598%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.346%
Average Net Loss / (Gain)	14,689.70

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.